MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet

(Expressed in Canadian dollars)

As at,

	April 30, 2003	October 31, 2002
	[Unaudited]	[Audited]

Assets
Current assets:
Cash and cash equivalents	$619,310	$1,532,485
Deposits and other receivables	154,841	300,801
	774,151	1,833,286
Capital assets	14,629	152,746
Patents and trademarks	469,009	462,317
	1,257,789	2,448,349

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	226,494	298,292

Shareholders' equity:
Share capital:
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
46,700,937 common shares (2002 - 46,700,937)	47,074,947	47,074,947
Contributed surplus	855,768	855,768
Deficit accumulated during the development stage	(46,899,420)	(45,780,658)
	1,031,295	2,150,057
Commitments and contingencies
	$1,257,789	$2,448,349

See accompanying notes to consolidated financial statements.

                                                                                                                                                                                                      ____________________________

                                                                                                                                                                                                       Joseph Fuda, Director

                                                                                                                                                                                                       ____________________________

                                                                                                                                                                                                       David Sharpless, Director

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

For the,

	3 months ended April 30,		6 months ended April 30,
	2003	2002	2003	2002
	[unaudited]	[unaudited]	[unaudited]	[unaudited]
Revenue:
Interest and other income	$1,166	$105,735	$24,993	$127,472

Costs and expenses (income):
Administration	56,889	133,188	128,176	241,840
Professional fees	23,810	72,191	68,184	152,524
Wages and salaries	36,885	264,037	124,234	508,422
Research and development	759,325	778,651	913,369	1,656,343
Travel and entertainment	2,981	44,481	5,255	80,621
Amortization of patents and trademarks	13,239	-	27,165	-
Amortization of capital assets	19,232	74,845	47,264	146,302
Unrealized foreign exchange loss (gain)	79,686	39,242	36,390	51,882
	992,047	1,406,635	1,350,037	2,837,934

Loss before the undernoted	(990,881)	(1,300,900)	(1,325,044)	(2,710,462)

Gain on disposal of assets	206,282	-	206,282	-

Net loss for the period	$(784,599)	$(1,300,900)	$(1,118,762)	$(2,710,462)

Deficit accumulated during the
development stage, beginning of period	(46,114,821)	(27,249,565)	(45,780,658)	(25,789,116)
Foreign exchange difference resulting from
change in reporting currency	-	-	-	(50,887)
Deficit accumulated during the
development stage, end of period	$(46,899,420)	$(28,550,465)	$(46,899,420)	$(28,550,465)

Loss per share - basic and diluted	$(0.02)	$(0.03)	$(0.02)	$(0.06)

Weighted average number of shares	46,700,937	46,087,620	46,700,937	46,087,620

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows

(Expressed in Canadian dollars)

For the,

	3 month period ended		6 month period ended
	April 30, 2003	April 30, 2002	April 30, 2003	April 30, 2002
	[unaudited]	[unaudited]	[unaudited]	[unaudited]

Cash flows from operating activities:
Net loss for the period	$(784,599)	$(1,300,900)	$(1,118,762)	$(2,710,462)
Adjustments to reconcile loss for
the period to net cash used in operating activities:
Amortization of patents and trademarks	13,239	-	27,165	-
Amortization of capital assets	19,232	74,845	47,264	146,302
Disposal of cpaital assets	92,117	-	92,117	-
Change in non-cash working capital items,
Decrease (increase) in deposits and other receivables	6,515	147,938	145,960	24,950
Increase (decrease) in accounts payable and accrued liabilities	142,723	(118,645)	(71,798)	(290,289)
Net cash used in operating activities	(510,773)	(1,196,762)	(878,054)	(2,829,498)

Cash flows from investing activities:
Capital assets	-	(1,259)	(1,264)	(42,606)
Patents and trademarks	(9,001)	(6,145)	(33,857)	(23,848)
Net cash provided by (used in) investing activities	(9,001)	(7,404)	(35,121)	(66,454)

Increase (decrease) in cash and cash equivalents	(519,774)	(1,204,166)	(913,175)	(2,895,952)

Cash and cash equivalents, beginning of period	1,139,084	3,958,452	1,532,485	5,650,238

Cash and cash equivalents, end of period	$619,310	$2,754,286	$619,310	$2,754,286

Supplemental cash flow information:
Interest paid	-	-	-	-
Income taxes received	-	42,380	-	42,380
Income taxes paid	-	-	-	-

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Supplemental Notes to the Consolidated Financial Statements

For the six month period ended April 30, 2003

1.

Going Concern:

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage and is still in the development stage.  It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies.  The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

2.

Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars.  The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002.  The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company’s year end audited consolidated financial statements of October 31, 2002.

The Company has determined that its functional currency has changed from United States dollars to Canadian dollars with the effective date of November 1, 2002.  Accordingly, these consolidated financial statements are presented in Canadian dollars.

Micromem Technologies Inc.

(A development stage company)

Management’s Discussion and Analysis

For the six month period ended April 30, 2003

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of the Company during the period.  Certain statements under this caption constitute “forward-looking statements” which are subject to certain risks and uncertainties.  The Company’s actual results may differ significantly from the results discussed in such forward-looking statements.

During the period, the Company has changed its functional currency from United States dollars to Canadian dollars with the effective date of November 1, 2002.  Accordingly, the financial statements and the following discussion are presented in Canadian dollars.

Financial Results

The Company had no operating revenue in the period, its only activities being the development of its memory technologies under a research collaboration with the University of Toronto as discussed below.  Its only income during the period was $24,993 compared to $127,472 for the same period in 2002 from interest earned on excess funds deployed in short-term deposits.

Costs and expenses decreased 52% to $1,350,037 during the period in 2003 from $2,837,934 during the same period in 2002 as a result of Company’s continuing efforts to reduce expenditures.

The Company continued to focus its efforts in progressing the research and development of its memory technologies by incurring $913,369 during the six month period ended April 30, 2003 compared to $1,656,343 for the same period in 2002.  During the period, Micromem entered into an “Infrastructure Agreement” with the University of Toronto to fund the assembly of a facility for research and development and fabrication of Magnetic Memory.  Under the terms of the agreement, Micromem has contributed $360,000.  Also during the period, Micromem entered into a “Collaborative Research Agreement” with Communications and Information Technology Ontario “CITO”, the University of Toronto and Dr. Harry Ruda.  Under the terms of the agreement, Micromem is to contribute $92,000 over a period of two years and $97,600 of in-kind contribution and, CITO is to contribute $308,000 for research into “High Density Magnetic Memory Device Development”.  In consideration of such contribution, CITO shall receive a royalty based on revenues received from the sale of products incorporating intellectual property developed under this collaboration agreement for the remaining life of patents issued in connection with such intellectual property.  Micromem also entered into an “Equipment Transfer Agreement” with the University of Toronto.  Under the terms of this agreement, Micromem provided equipment having an estimated value of $297,600 to the University for incorporation into its magnetic memory facility for the research and development and fabrication of magnetic memory.  Accordingly, Micromem recorded a gain on disposal of assets of $206,282.

On March 14, 2001, the Company’s subsidiary, Pageant Technologies Inc. (“Pageant International”), entered into a three year Technology Development agreement with Estancia and Lienau to continue the development of the MAGRAM Technology.  Under the terms of the agreement, Pageant International has committed to pay Estancia $215,000 U.S. dollars per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the MAGRAM development expenses of up to a maximum of $500,000 U.S. dollars per agreement year as provided for in the agreement.  On April 23, 2002, the Technology Development Agreement was amended to extend its term for an additional 8-month period and to reduce the amount payable to Estancia under this agreement to $107,000 U.S. dollars per year, payable monthly in arrears for the period commencing on June 1, 2002 through December 31, 2002 and for the extended period from March 9, 2004 through to November 9, 2004.

Professional fees decreased 55% to $68,184 during the period in 2003 from $152,524 during the same period in 2002.  This has been achieved by bringing most of the accounting and legal work in-house and tight cost control over work carried out by external service providers.

Wages and salaries decreased 76% to $124,234 during the period in 2003 from $508,422 during the same period in 2002 as a result of reduction of employee levels in fiscal 2002.

Administration expenses decreased 47% to $128,176 during the period in 2003 from $241,840 during the same period in 2002 reflecting the results of cost control measures implemented by the Company’s management.

Micromem had a net loss of $1,118,762 for the six month period ended April 30, 2003 or $0.02 per share, a decrease of 59% over the net loss of $2,710,462 for the six month period ended April 30, 2002 or $0.06 per share.

Financing Activities

As at April 30, 2003, the Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies.  Micromem currently has no lines of credit in place and must obtain equity financing from investors in order to meet its cash flow needs until it can generate revenues.  The Company had no options outstanding at April 30, 2003.

Micromem had approximately $619,000 of Cash available as of April 30, 2003.

Investing Activities

Micromem had no material commitments for capital expenditures as of April 30, 2003.  In March 2001, Micromem and Pageant International completed an asset purchase agreement with Estancia Limited and Richard Lienau, which provided for the purchase of all interests and royalties in respect of VEMRAMTM technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997.  The total consideration payable in respect of the purchased assets is $50 million U.S. dollars in the form of cash and shares.  Of this amount, $10 million U.S. dollars was paid at closing through a cash payment of $2.0 million U.S. dollars and the issuance by Micromem of 2,007,831 common shares valued at $3.98 U.S. dollars per share.  The balance of $40 million U.S. dollars will be payable in two equal amounts of $20 million U.S. dollars each upon achievement of certain milestones provided that a minimum of 50% of each $20 million U.S. dollars payment shall be in the form of shares of Micromem.

Risk Factors

The Company and the Company’s investors face a number of significant risks, which remain substantially unchanged from those described in Part I, item 3-B, “ Risk Factors”, of the Company’s 2002 Annual Report on Form 20-F filed with United States Securities and Exchange Commission (and filed with the Ontario, Alberta, British Columbia and Manitoba Securities Commission through “Sedar”).